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CUSIP NO. 0003362941                   13D                    PAGE 1 OF 17 PAGES
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO 13d-1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                             (Amendment No. _____)*

                           FIRST SECURITY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $1.25
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0003362941
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          DALE M. GIBBONS, ZIONS BANCORPORATION, ONE SOUTH MAIN, SUITE
                 1830, SALT LAKE CITY, UTAH 84111 (801) 524-4787

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 6, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 0003362941                   13D                    PAGE 2 OF 17 PAGES
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 1.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ZIONS BANCORPORATION, I.R.S. IDENTIFICATION NO.:  87-0227400.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [  ]
                                                                       (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC.
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         UTAH.
--------------------------------------------------------------------------------
       NUMBER OF             7.   SOLE VOTING POWER
         SHARES                   39,661,068*
      BENEFICIALLY           ---------------------------------------------------
        OWNED BY
          EACH               8.   SHARED VOTING POWER
       REPORTING                  -0-
         PERSON              ---------------------------------------------------
          WITH
                             9.   SOLE DISPOSITIVE POWER
                                  39,661,068
                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                  -0-
                             ---------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         THE REPORTING PERSON HAS ACQUIRED AN OPTION TO PURCHASE UP TO 38,798,410 SHARES OF FIRST SECURITY COMMON STOCK AND CURRENTLY OWNS 862,658 SHARES OF FIRST SECURITY COMMON STOCK.
--------------------------------------------------------------------------------
----------

* Up to 38,798,410 shares of Common Stock, par value $1.25 ("First Security Common Stock"), of First Security Corporation, a Delaware corporation ("First Security"), covered by this statement are obtainable by Zions Bancorporation, a Utah corporation ("Zions"), upon exercise of the option described in Item 4 below, if the option were exercisable on the date hereof. Zions expressly disclaims beneficial ownership of any such shares. Prior to the existence of the Option (defined below), Zions was not entitled to any rights of a stockholder of First Security with respect to such shares. The Option may be exercised only upon the happening of certain events described in Item 4 below, none of which has occurred as of the date hereof, and none of which is in the control of Zions. Dispositive and voting powers are summarized in Items 4 and 5 below. During the 60-day period prior to the date hereof, Zions has acquired 862,658 shares of First Security Common Stock at an average price of $23.49 per share in brokers transactions on the NASDAQ National Stock Market.

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CUSIP NO. 0003362941                   13D                    PAGE 3 OF 17 PAGES
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.3.
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO.
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

          (a) This Schedule 13D relates to the common stock of First Security Corporation, par value $1.25.

          (b)  The principal executive offices of the Issuer are located at 79
               S. Main Street, Salt Lake City, Utah 84111.

ITEM 2.  IDENTITY AND BACKGROUND.

          (a)  The reporting person is Zions Bancorporation ("Zions").





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CUSIP NO. 0003362941                   13D                    PAGE 4 OF 17 PAGES
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          (b)  The reporting person is incorporated in Utah.

          (c) The reporting person's principal business is that of a holding company for banking subsidiaries.

          (d) The address of the reporting person's principal business and principal office is One South Main, Suite 1380, Salt Lake City, Utah 84111.

          (e) The reporting person has not been convicted in a criminal proceeding during the last five years.

          (f) The reporting person, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         It is presently anticipated that, should any purchase of First Security Common Stock be made by Zions pursuant to the Option Agreement described below in response to Item 4, or otherwise, the source of any funds used in any such purchase would be the available cash, cash equivalents, available for sale securities and bank financing of Zions.

ITEM 4.  PURPOSE OF TRANSACTION.

         A. THE MERGER AGREEMENT.

         On June 6, 1999, Zions and First Security entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Zions agreed to merge with and into First Security (the "Merger"), with First Security as the surviving corporation (the "Surviving Corporation"). The Merger is subject to receipt of regulatory approval, as well as an affirmative vote of the shareholders of Zions and First Security and certain other closing conditions. It is currently estimated that the




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CUSIP NO. 0003362941                   13D                    PAGE 5 OF 17 PAGES
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         Merger will be consummated in the fourth quarter of 1999, subject to satisfaction of such closing conditions.

         The terms of the Merger Agreement provide for a reverse stock split immediately prior to the Effective Time of the Merger (as defined in the Merger Agreement), in which each outstanding share of First Security Common Stock will be converted and reclassified as 0.442 of a share of the Surviving Corporation Common Stock. Holders of Zions common stock, no par value per share ("Zions Common Stock"), will then receive, in exchange for each share of Zions Common Stock (other than certain excluded shares) one share of the Surviving Corporation Common Stock. Upon consummation of the Merger, the articles of incorporation and by-laws of First Security, amended and restated as of the Effective Time, will be the articles of incorporation and by-laws of the Surviving Corporation. The Board of Directors of the Surviving Corporation, as described in Exhibit B to the Merger Agreement, shall be composed of 22 members, 11 designated by Zions and 11 designated by First Security.

         The Merger is subject to the approval of the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board"), the approval of the shareholders of Zions, the approval of the stockholders of First Security, and the satisfaction of various other terms and conditions set forth in the Merger Agreement.

         B. THE OPTION.

         As an inducement and a condition to Zions' entering into the Merger Agreement, on June 8, 1999, First Security and Zions entered into a Stock Option Agreement (the "Option Agreement") (replacing an earlier stock option agreement executed on June 6, 1999), pursuant to which First Security granted Zions an option (the "Option") entitling it to purchase up to 38,798,410 (or such lesser amount as shall constitute 19.9% of the outstanding shares of Zions Common Stock on the date of exercise) fully paid and nonassessable shares of Zions Common Stock at a price per share equal to the average of the last sales price per share of First Security Common Stock on the NASDAQ National Market on June 4 and June 7, 1999 (the




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CUSIP NO. 0003362941                   13D                    PAGE 6 OF 17 PAGES
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         "Option Price"), subject to adjustment in certain circumstances.*

         Subject to applicable law, regulatory restrictions and other certain conditions, Zions may exercise the Option, in whole or in part, after the occurrence of an Initial Triggering event (as defined below), and a Subsequent Triggering Event (as defined below) and prior to an Exercise Termination Event (as defined below), provided that: (i) Zions shall have sent the written notice of such exercise (as described under the notice provisions below) within six months of such Subsequent Triggering Event, and (ii) Zions shall not be in material breach of any of its covenants or agreements contained in the Merger Agreement such that First Security shall be entitled to terminate the Merger Agreement pursuant to Section 8.01(b) thereof. At no point may the Option be exercised, as a whole or in part, to the extent that such exercise (or the acquisition of Option Shares thereunder) would, if it occurred on the date hereof, be inconsistent with any provision of the Merger Agreement.

--------

* In the event of any change in the First Security Common Stock by reason of stock dividends, stock splits, split-ups, recapitalizations, stock combinations, exchanges of shares, or the like, the type and number of shares or securities subject to the Option, and the Option Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Zions shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Zions would have received in respect of the First Security Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of the First Security Common Stock are issued after the date of the Option Agreement (other than pursuant to an event described in the preceding sentence), the number of shares of First Security Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of First Security Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of the First Security Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.




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CUSIP NO. 0003362941                   13D                    PAGE 7 OF 17 PAGES
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         As defined in the Option Agreement, "Initial Triggering Event," means the occurrence of any of the following events or transactions:

          1. First Security or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X)(the "First Security Subsidiaries"), without having received Zions' prior written consent, (i) shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person (the term "person," as used in the Option Agreement, has the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder), other than Zions or any subsidiary of Zions, or (ii) the Board of Directors of First Security shall have recommended that the stockholders of First Security approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of the Option Agreement, "Acquisition Transaction," as defined in the Option Agreement, means (x) a merger or consolidation, or any similar transaction, involving First Security or any First Security Subsidiary (other than such transactions involving solely First Security and/or one or more wholly-owned Subsidiaries of First Security, provided that any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of all or a substantial part of the assets or deposits of First Security or any First Security Subsidiary, or
               (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of First Security or any First Security Subsidiary;

          2. Any person (other than Zions or any subsidiary of Zions) shall have acquired Beneficial Ownership or the right to acquire Beneficial Ownership, of 10% or more of the outstanding shares of First Security Common Stock (the term "Beneficial Ownership" as used in the Option Agreement has the meaning assigned thereto in
               Section 13(d) of the




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CUSIP NO. 0003362941                   13D                    PAGE 8 OF 17 PAGES
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               Exchange Act, and the rules and regulations thereunder);

          3. The stockholders of First Security shall have voted and failed to approve the Merger Agreement and the Merger at a meeting of such stockholders held for the purpose of voting on the Merger Agreement, or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement, if prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Zions or any subsidiary of Zions) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction.

          4. First Security's Board of Directors shall have withdrawn or modified (or publicly announced its intention to withdraw, modify or qualify) in any manner adverse in any respect to Zions its recommendation that the stockholders of First Security approve the transactions contemplated by the Merger Agreement, or First Security or any First Security Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Zions or a Zions Subsidiary.

          5. Any person other than Zions or any Zions Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction or filed a preliminary proxy statement with the Securities and Exchange Commission with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer);

          6. Issuer shall have willfully breached any covenant or obligation contained in the




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CUSIP NO. 0003362941                   13D                    PAGE 9 OF 17 PAGES
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               Merger Agreement in anticipation of an Acquisition Transaction, and following such breach Zions would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both); or

          7. Any person (other than Zions or any subsidiary of Zions), without Zions' prior written consent, shall have filed an application or notice with the Board of Governors of the Federal Reserve System or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.


               As defined in the Option Agreement, "Subsequent Triggering Event," means the occurrence of any of the following events or transactions:

          1. The acquisition by any person other than Zions or any of its subsidiaries of beneficial ownership of 25% or more of the then outstanding shares of First Security Common Stock; or

          2. The occurrence of an Initial Triggering Event (as defined above) described in paragraph (1) under the definition of "Initial Triggering Event" above, except that the percentage referred to in clause (z) of such paragraph (1) shall be 25%.

               As defined in the Option Agreement, "Exercise Termination Event" means any one of the following events:

          1.   The Effective Time of the Merger;

          2. The termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of an Initial Triggering Event except a termination by Zions pursuant to Section 8.01(b) of the Merger Agreement (a "Listed Termination"); or

          3. The passage of 18 months (or such longer period if extended under Section 10 of the




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CUSIP NO. 0003362941                   13D                   PAGE 10 OF 17 PAGES
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               Option Agreement) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination.

         As provided in the Option Agreement, in the event that Zions is entitled to and wishes to exercise the Option, it must send to First Security a written notice (the date of which is referred to in the Option Agreement as the "Notice Date") specifying (1) the total number of shares of First Security Common Stock which Zions intends to purchase pursuant to such exercise and (2) a place and date for the closing that shall not be less than three business days nor more than 60 business days from the Notice Date; provided, however, that if prior notification to or approval of the Federal Reserve Board or any other regulatory authority or antitrust agency is required in connection with such purchase, Zions will promptly file and expeditiously process the required notice or application for approval.

         Under the Bank Holding Company Act of 1956 (the "BHC Act"), Zions may not directly or indirectly acquire more than 5% of the outstanding shares of any class of voting securities of First Security without application to and prior approval from the Federal Reserve Board.

         The Option may be assigned by Zions in certain circumstances, subject to the terms and conditions described in the Option Agreement.

         In addition, any shares of First Security Common Stock purchased upon the exercise of the Option may be resold by Zions pursuant to registration rights under the Option Agreement.

         A "Repurchase Event" shall be deemed to occur if: (i) a person (other than Zions or any Zions subsidiary) acquires (A) beneficial ownership of 50% or more of the then outstanding First Security Common Stock, or
         (B) beneficial ownership of 15% or more of the then outstanding First Security Common Stock if First Security shall have violated Section
         6.16 of the Merger Agreement; or (ii) any Acquisition Transaction (as defined above) is consummated. Upon occurrence of a Repurchase Event,
         (i) at the request of Zions, delivered prior to an Exercise Termination Event, First




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CUSIP NO. 0003362941                   13D                   PAGE 11 OF 17 PAGES
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         Security has agreed to repurchase the Option from Zions at a price (the
         "Option Repurchase Price") equal to (x) the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of any shares that have been issued upon exercise of the Option (the "Option Shares"), First Security has agreed to repurchase such number of the Option Shares from the owner thereof as the owner shall designate at a price (the "Option Share Repurchase Price") equal to (x) the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of (i) the price per share of First Security Common Stock at which a tender offer or exchange offer therefor has been made, (ii) the price per share of First Security Common Stock to be paid by any third party pursuant to an agreement with First Security, (iii) the highest closing price for shares of First Security Common Stock within the six-month period immediately preceding the date the holder or owner gave notice of the required repurchase, or (iv) in the event of a sale of all or any substantial part of First Security's assets or deposits, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of First Security as determined by a nationally-recognized independent investment banking firm mutually selected by Zions or the owner of the Options Shares, as the case may be, and reasonably acceptable to First Security, divided by the number of shares of First Security Common Stock outstanding at the time of such sale.

         Zions may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event, relinquish the Option (together with any Option Shares issued to and then owned by Zions) to First Security in exchange for a cash fee equal to $160 million (i) plus, if applicable, Zions' purchase price with respect to any Option Shares and (ii) minus, if applicable, the excess of (A) the net price, if any, received by Zions or a Zions Subsidiary pursuant to the sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, over (B) Zions' purchase price of such Option Shares.




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CUSIP NO. 0003362941                   13D                   PAGE 12 OF 17 PAGES
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         If, prior to an Exercise Termination Event, First Security enters into certain agreements relating to the consolidation or merger of First Security or the sale of substantially all of its assets or deposits, First Security is required to make proper provision so that the Option will, upon consummation of such transaction, be converted into, or exchanged for, an option (the "Substitute Option"), at Zions' election, in the Acquiring Corporation (as defined in the Option Agreement) or in any person that controls the Acquiring Corporation. The Substitute Option generally will have the same terms and conditions as the Option; provided, however, that to the extent terms and conditions of the Substitute Option cannot legally be identical to those of the Option, they will be as similar as possible, and in no event will be less advantageous to Zions.

         The Substitute Option shall be exercisable for such number of shares of the common stock of the Acquiring Corporation or any person that controls the Acquiring Corporation (the "Substitute Common Stock") as is equal to the market/offer price (defined in the paragraph describing "Repurchase Events" above) multiplied by the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the preceding paragraph, divided by the average closing price of one share of Substitute Common stock for the year immediately prior to the event described in the preceding paragraph, but in no event higher than the closing price of one share of the Substitute Common Stock on the day immediately prior to the event in the preceding paragraph. The exercise price of the Substitute Option per share of Substitute Common Stock shall be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of First Security Common Stock for which the Option was exercisable immediately prior to the event described in the preceding paragraph and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable. In no event, however, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option.





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CUSIP NO. 0003362941                   13D                   PAGE 13 OF 17 PAGES
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         At the request of the holder of the Substitute Option, the issuer of the Substitute Option shall repurchase the Substitute Option at a price (the "Substitute Option Repurchase Price") equal to the amount by which
         (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request of the owner of shares of Substitute Common Stock (the "Substitute Shares"), the Substitute
         Option Issuer shall repurchase the Substitute Shares at a price equal to the Highest Closing Price multiplied by the number of Substitute Shares so designated. The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the holder of the Substitute Option gives notice of the required repurchase of the Substitute Option or owner of the Substitute Shares gives notice of the required repurchase of the Substitute Shares, as applicable.

         In certain circumstances related to the exercise of the Option, the time periods specified in the Option Agreement will be extended (1) to the extent necessary to obtain all regulatory approvals (so long as Holder, the Substitute Option Holder, or Substitute Share Owner is using commercially reasonable efforts to obtain such approval) and for the expiration of all statutory waiting periods; (2) to the extent necessary to avoid liability under Section 16(b) of the Exchange Act by reason of such exercise; and (3) while there exists an injunction, order or judgment prohibiting or delaying the exercise of such right.

         Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

     C.  PURCHASES OF FIRST SECURITY COMMON STOCK.

         During the 60-day period prior to the date hereof, Zions acquired 862,658 shares of First Security Common Stock in brokers transactions on the NASDAQ




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CUSIP NO. 0003362941                   13D                   PAGE 14 OF 17 PAGES
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         National Market. Subject to market conditions and developments with respect to the Merger, Zions may purchase additional shares of First Security Common Stock in the open market or in privately negotiated transactions, to the extent permitted by the BHC Act and federal securities laws.

         Other than as described above or in item 5 below, Zions does not have any plans or proposals which relate to or would result in any of the matters listed in item 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Option. As a result of entry into the Option Agreement and the granting of the Option thereunder, pursuant to Rule 13d-3(d)(i) under the Exchange Act, Zions is deemed to own beneficially 38,798,410 shares of First Security Common Stock (or such lesser amount as shall constitute 19.9% of the outstanding shares of First Security Common Stock on the date of exercise), constituting approximately 19.9% of the shares of First Security Common Stock issued and outstanding as of June 8, 1999. Zions expressly disclaims any beneficial ownership of the 38,798,410 shares of First Security Common Stock which are obtainable by Zions upon exercise of the Option because the Option is exercisable only in the circumstances set forth in the Option Agreement, which is described in Item 4 hereof, none of which has occurred as of the date hereof and only then with regulatory approval (if, as a consequence, Zions would own more than 5% of the outstanding shares of First Security Common Stock).

          (b) If Zions were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of, the shares of First Security Common Stock covered thereby.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.





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CUSIP NO. 0003362941                   13D                   PAGE 15 OF 17 PAGES
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER.

         Except for the Option Agreement and the Merger Agreement described in
         Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this Schedule 13D:

          1. Agreement and Plan of Merger, dated as of June 6, 1999 by and among Zions Bancorporation and First Security Corporation.

          2. Stock Option Agreement, dated as of June 8, 1999, by and between Zions Bancorporation and First Security Corporation.




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CUSIP NO. 0003362941                   13D                   PAGE 16 OF 17 PAGES
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                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  June 15, 1999                            Zions Bancorporation


                                               By:  /s/ Dale M. Gibbons
                                                  -------------------------
                                                  Name:  Dale M. Gibbons
                                                  Title:  Chief Financial
                                                     Officer





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CUSIP NO. 0003362941                   13D                   PAGE 17 OF 17 PAGES
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                                  EXHIBIT INDEX

99.1 Agreement and Plan of Merger, dated as of June 6, 1999 by and among Zions Bancorporation and First Security Corporation.

99.2 Stock Option Agreement, dated as of June 8, 1999, by and between Zions Bancorporation and First Security Corporation.